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                                                       CONFORMED

                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                             FORM 15

  Certification and Notice of Termination of Registration under
     Section 12(g) of the Securities Exchange Act of 1934 or
Suspension of Duty to File Reports Under Sections 13 and 15(d) of
              the Securities Exchange Act of 1934.

                Commission File Number:  33-99294

                  JOHN DEERE OWNER TRUST 1999-A
           (Issuer of the Notes and the Certificates)

                  JOHN DEERE RECEIVABLES, INC.
                    (Originator of the Trust)
       (Exact name of registrant as specified in charter)

               c/o John Deere Capital Corporation
            Suite 600 First Interstate Bank Building
                       1 East First Street
                       Reno, Nevada 89501
                         (702) 786-5527
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

               Class A-2 5.46% Asset Backed Notes
               Class A-3 5.94% Asset Backed Notes
               Class A-4 6.12% Asset Backed Notes
    (Title of each class of securities covered by this Form)

                              NONE
 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

  Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the
                      duty to file reports:

    Rule 12g-4(a)(1)(i)  [ ]        Rule 12h-3(b)(1)(i)   [x]
    Rule 12g-4(a)(1)(ii) [ ]        Rule 12h-3(b)(1)(ii)  [ ]
    Rule 12g-4(a)(2)(i)  [ ]        Rule 12h-3(b)(2)(i)   [ ]
    Rule 12g-4(a)(2)(ii) [ ]        Rule 12h-3(b)(2)(ii)  [ ]
                                    Rule 15d-6            [ ]

        Approximate number of holders of record as of the
                  certification or notice date:
           Class A-2 5.46% Asset Backed Notes - 7 (1)
           Class A-3 5.94% Asset Backed Notes - 20 (1)
           Class A-4 6.12% Asset Backed Notes - 23 (1)

================================================================
(1) Refers to direct participants in The Depository Trust
    Company ("DTC") holding interests in book-entry form in the Notes registered in the name of Cede & Co., as nominee for DTC.

_______________________________


Pursuant to the requirements of the Securities Exchange Act of 1934, John Deere Receivables, Inc. and John Deere Owner Trust
1999-A have caused this certification/notice to be signed on their behalf by the undersigned duly authorized person.


                                 JOHN DEERE OWNER TRUST 1999-A
                                 JOHN DEERE RECEIVABLES, INC.

                            By:  John Deere Capital Corporation
                                 (Servicer)


                            By:  /s/ James R. Jabanoski
                                 -----------------------------
                                 James R. Jabanoski, Treasurer






Dated:  20 July 2000